Exhibit 21.1

The following is a list of subsidiaries of the Company as of December 31, 2017:

Name	Jurisdiction of Incorporation
Spark Therapeutics, Inc.	Delaware
Spark Therapeutics International Holdings, Inc.	Delaware
Spark Therapeutics Ireland Limited	Ireland
Spark Therapeutics UK Limited	England
Spark Therapeutics Argentina Limited	Argentina
Spark Therapeutics Switzerland Limited	Switzerland
Spark Therapeutics Germany Limited	Germany
Spark Therapeutics France Limited	France
Spark Therapeutics Brazil Limited	Brazil